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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2016 (MM/DD/YY) AND ENDING 07/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, 9th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Grant D. Simmons (248) 213-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 (Address) Iselin (City) New Jersey (State) 08830 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 OCT -4 PM 3:15
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Peko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TING TING TSO
COMMISSION EXPIRES
Kings County
NOTARY
PUBLIC
01TS6296782
FEBRUARY 10, 2018
STATE OF NEW YORK

9/28/2017

Notary Public



Signature

Cheif Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report pursuant to Exchange Act Rule 17a-5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMS
10/11/17

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEAR ENDED JULY 31, 2017

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Grant Thornton Corporate Finance, LLC

We have audited the accompanying statement of financial condition of **Grant Thornton Corporate Finance, LLC** as of July 31, 2017. This financial statement is the responsibility of Grant Thornton Corporate Finance, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2017, in conformity with accounting principles generally accepted in the United States.



Berkower LLC

Iselin, New Jersey
September 28, 2017


IAPA

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	30,339
Prepaid expenses		2,394
TOTAL ASSETS	$	32,733

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	5,000
TOTAL LIABILITIES		5,000
MEMBER'S EQUITY		27,733
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	32,733

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2017

REVENUES:		
Fee income	$	49,997
EXPENSES:		
Bank service charge		36
Selling, general and administrative expenses		127,497
Total Expenses		127,533
NET LOSS	$	(77,536)

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JULY 31, 2017

BALANCE AT AUGUST 1, 2016	$	60,266
Net loss		(77,536)
Contributions from member		95,000
Distributions to member		(49,997)
BALANCE AT JULY 31, 2017	$	27,733

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(77,536)
Adjustments to reconcile net loss to net cash used in operating activities:		
Fee Income paid directly to member		(49,997)
Changes in assets and liabilities:		
Prepaid expenses		(1,168)
Accrued expenses		2,500
Total changes in assets and liabilities		1,332
Net cash used in operating activities		(126,201)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		95,000
Net cash provided by financing activities		95,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(31,201)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		61,540
CASH AND CASH EQUIVALENTS, END OF YEAR	$	30,339
NONCASH FINANCING ACTIVITY		
Distributions paid directly to member		(49,997)

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2017

Note 1 - Summary of Significant Accounting Policies

Nature of Operations – Grant Thornton Corporate Finance, LLC (the "Company") was organized on November 30, 2001 and commenced active operations on September 13, 2002. The Company is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Grant Thornton LLP. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses and providing strategic options advice, primarily in the United States.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Revenue Recognition – Revenue is recognized when evidence of an agreement exists, fees are fixed or determinable, services have been rendered and collection is reasonably assured.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2017, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years. Currently, no audits for any tax periods are in progress.

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments and short-term investments. The Company places its cash investments and short-term investments with high credit quality financial institutions. However, a portion of cash investments may exceed insured limits from time to time. The Company has not experienced any losses in such accounts. The Company is not aware of any significant credit risk with respect to these accounts as of July 31, 2017.

Subsequent Events - The date to which events occurring after July 31, 2017 have been evaluated for possible adjustment to or disclosure in the financial statements is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2017, the Company had net capital of $25,339, which was in excess of its requirement of $5,000 by $20,339 and a ratio of aggregate indebtedness to net capital of 0.2 to 1.

The Company does not hold customers' cash or securities. As such, the company is not significantly affected by Rule 15c3-3.

Note 3 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP is responsible for all of the normal overhead expenses relating to the day-to-day operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Distributions to Member - During the year ended July 31, 2017, the Company distributed $49,997 to its sole member, Grant Thornton LLP.

Note 4 - Major Customers

For the year ended July 31, 2017, fee income from one customer amounted to $49,997 which was paid directly to the sole member.



SUPPLEMENTAL INFORMATION

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Member's equity at July 31, 2017		$	27,733
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits		-
	Total capital and allowable subordinated liabilities		27,733
Deductions and/or charges:			
A.	Non allowable assets		2,394
Haircuts on securities:			
C.	Trading and investment securities		-
	Net capital	$	25,339

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	5,000
Total aggregate indebtedness	$	5,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $5,000)	$	334
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	20,339
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	19,339
6.	Percentage of aggregate indebtedness to net capital		20.0%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2016

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	25,339
Net audit adjustments		-
Net capital	$	25,339

There are no material differences between the computation of net capital presented in this annual report and the computation of net capital in the Company's unaudited Form X-17A-5, Part II Focus report as of July 31, 2017.

See Report of Independent Registered Public Accounting Firm

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULES II and III - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not handle cash or securities on behalf of customers. The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule and therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets. As of and for the year ended July 31, 2017, the Company was in compliance with the conditions of the exemption.

See Report of Independent Registered Public Accounting Firm

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act Rule 17a-5(d)(4), in which (1) **Grant Thornton Corporate Finance, LLC** identified the following provisions of 17 C.F.R. § 15c3-3(k) under which **Grant Thornton Corporate Finance, LLC** claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "Exemption Provisions") and (2) **Grant Thornton Corporate Finance, LLC** stated that **Grant Thornton Corporate Finance, LLC** met the identified Exemption Provisions throughout the most recent fiscal year without exception. **Grant Thornton Corporate Finance, LLC's** management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Grant Thornton Corporate Finance, LLC's** compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Berkower LLC

Iselin, New Jersey
September 28, 2017


IAPA

Exemption Report Pursuant to

Exchange Act Rule 17a-5(d)(4)

To the best knowledge and belief of Grant Thornton Corporate Finance LLC, ("Registrant") (File No. 8-65264, CRD No. 120129), by its undersigned principal, states that Registrant met the exemption provisions identified in Exchange Act Rule 15c3-3(k)(2)(i) throughout Registrant's most recent fiscal year, without exception.

September 27, 2017

Grant Thornton Corporate Finance, LLC



By: ______________________________

Mr. James Peko
Chief Executive Officer